Exhibit 21.1

     The following table sets forth the name and jurisdiction of incorporation/charter of the Registrant’s subsidiaries, assuming completion of the reorganization transactions described in the Prospectus. Inactive subsidiaries are not listed. All of the subsidiaries are 100% owned except as noted.

Jurisdiction of
Name of Subsidiary	Incorporation/Charter

Wauwatosa Savings Bank (1)	Wisconsin
Wauwatosa Investments, Inc. (2)	Nevada
Main Street Real Estate Holdings, LLC (2)	Wisconsin

(1)	Direct subsidiary of Wauwatosa Holdings, Inc.

(2)	Direct subsidiary of Wauwatosa Savings Bank.